

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 9, 2016

Via E-mail
Mr. John Richardson
Chief Financial Officer
A. Schulman, Inc.
3637 Ridgewood Road
Fairlawn, OH 44333

>   **Re: A. Schulman, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2016**
>   **Filed October 26, 2016**
>   **Form 8-K**
>   **Filed October 26, 2016**
>   **File No. 0-7459**

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 29
USCAN, page 30

1.   It appears to us you should more fully discuss and explain the specific reasons for the "lower legacy volumes" in your United States & Canada segment that negatively impacted net sales and gross profit during fiscal 2016. In this regard, we note from your October 27, 2016 earnings call that you "experienced a loss of business from a major

customer" in your United States & Canada segment that negatively impacted net sales and gross profit in the fourth quarter of fiscal 2016 and will impact fiscal 2017. However, there appears to be no discussion of this event/trend in MD&A. To the extent that the loss of this customer is reasonably expected to materially impact consolidated or segment results of operations, please tell us, and revise MD&A in future filings to address:

- The specific facts and circumstances surrounding this loss of business;

- The anticipated impact on net sales and earnings in fiscal 2017; and

- Any measures you are taking to offset the related declines in net sales and earnings.

Refer to Item 303(A)(3) of Regulation S-K.

Consolidated, pages 32 and 38

2.   We refer to your non-GAAP measure, total operating income before certain items. Please revise future filings to:
- Revise the disclosure under the table on page 32 which incorrectly indicates segment operating income is being reconciled to operating income in the table on page 33;
- Explain the differences between restructuring and related costs presented in the reconciliations compared to restructuring expenses included in the statements of operations; and
- Disclose why this measure is useful to investors and how it is used by management as required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Critical Accounting Policies, page 41
Purchase Accounting and Goodwill, page 42

3.   We note your disclosures related to the impairment of goodwill. Please address the following:
- Tell us the specific facts and circumstances that occurred subsequent to the Citadel acquisition whereby the USCAN EP and EC reporting units did not meet volume, revenue, and margin expectations, including how the Lucent matter specifically impacted operating results and projections;
- During your October 27, 2016 earnings call, it was suggested that the goodwill impairment of the USCAN EP reporting unit was "almost 100% related to the Lucent matter." In this regard, tell us if the oil field services business acquired from Citadel is unique to the EC reporting unit or explain what, if any, impact it had on the USCAN EP reporting unit;
- Explain to us what occurred in the oil field services business subsequent to the Citadel acquisition that impacted the projections of the EC reporting unit;

- Explain to us the material differences between the fair value assumptions that were used when you acquired Citadel on June 1, 2015 and when you preformed your annual goodwill impairment on June 1, 2016. Specifically address the significance of Lucent to Citadel's historical operations;

- Your accounting policy states that "if circumstances change during interim periods between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would test goodwill for impairment. Factors which would necessitate an interim goodwill impairment assessment include a sustained decline in the Company's stock price, prolonged negative industry or economic trends, and significant underperformance relative to expected historical or projected future operating results." Additionally, we note the disclosures in your Form 10-Q for the fiscal period ended February 29, 2016 that "in the second quarter of fiscal year 2016, the reporting units associated with the Citadel acquisition did not meet volume and revenue expectations, and the product mix had lower margins than planned" and "given recent performance, the global engineered composites and USCAN engineered plastics reporting units, in addition to the EMEA specialty powders and USCAN custom performance colors reporting units, are at an elevated risk of impairment." Tell us the reasons an interim goodwill impairment test was not performed as early as your fiscal second quarter given that your disclosures suggest that the affected reporting units were underperforming relative to expected historical or projected future operating results; and

- Tell us the facts and circumstances that resulted in the operating results and projections of the EMEA SP reporting unit deteriorating as a result of the oil and gas and agricultural markets, including any material changes in the fair value assumptions you used in the 2016 goodwill impairment test compared to the 2015 test.

Long-lived Assets, page 44

4.   We note that after the impairment charge you recorded in fiscal 2016, the remaining carrying value of the intangible assets you acquired from Citadel continue to be material to your financial statements. Please tell us the specific nature of the remaining intangible assets you acquired from Citadel. Please explain to us if and how you determined that these assets are not impaired, including any significant assumptions you used in that determination.

Item 8. Financial Statements and Supplementary Data, page 53

Note 4. Goodwill and Other Intangible Assets, page 69

5.   Please revise future filings to more fully describe the facts and circumstances that resulted in the trademarks, trade names, and developed technology being discontinued

during the fourth quarter of 2016, the method for determining fair value, and the segment(s) impacted. Refer to ASC 350-30-50-3.

Note 6. Fair Value Measurement, page 73

6.   Please revise future filings to provide the disclosures required ASC 820-10-50-2 as it relates to the impaired intangible assets measured at fair value on a non-recurring basis.

Note 14 – Segment Information, page 88

7.   We refer to your reconciliation of segment operating income to operating income and income from continuing operations before taxes. In regard to the "restructuring and related costs" line item, please:

*   Tell us what other items, in addition to the restructuring expenses presented in your statements of operations, are included in this line item; and

*   Revise future filings to clarify the nature and amount of the "related costs" included in this line item and disclose where they are classified in your statements of operations.

Note 17 – Contingencies and Claims, page 94

General

8.   In the first paragraph, you state "management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial position of the Company." Please revise future filings to expand your assessment to also address the potential effect on cash flows.

Lucent Matter

9.   To the extent applicable, please tell us and revise future filings to disclose the amount of damages you are seeking in the complaint you filed against Citadel Plastics in June 2016.

Form 8-K filed on October 26, 2016

10.   We refer to the presentation of non-GAAP measures in your earnings release. Please revise future filings to:

*   Present the most directly comparable GAAP measures with equal or greater prominence. In this regard we note you present numerous non-GAAP measures including: consolidated adjusted gross margin as a percent of nets sales and in total; consolidated adjusted operating margin as a percent of net sales and in total; and several measures excluding the impact of foreign currency translation;

however, we also note you do not present the most directly comparable GAAP measure with equal or greater prominence.

- Appropriately title segment disclosures you present. In this regard if you present segment measures, title them as such rather than titling them as "adjusted."

- Disclose why each non-GAAP measure is useful to investors and how each non-GAAP measure is used by management.

- Explain the differences between restructuring and related costs presented in the non-GAAP reconciliations compared to restructuring expenses included in the statements of operations.

Please refer to Item 10(e) of Regulation S-K and the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction